UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: August 2, 2018	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated August 2, 2018 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005 USA intimating about Allotment of QIP & ADR

Exhibit I

Date: August 2, 2018

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Allotment of 1,28,47,222 equity shares of face value of Rs. 2/- each pursuant to the qualified institutions placement (“QIP”) and issue of 1,75,00,000 American Depository Receipts (“ADRs”), representing 5,25,00,000 underlying Equity Shares (the “ADR Offering”) by HDFC Bank Limited (“Bank”)

With reference to our earlier letters dated July 26, 2018, July 30, 2018 and July 31, 2018 in relation to the captioned subject, we wish to inform you:

I.	With respect to the QIP:

a.

that the Share Allotment Committee of Directors (“Committee”) at its meeting held today i.e. August 2,2018, approved the issue and allotment of 1,28,47,222 Equity Shares of face value Rs. 2 each to the eligible qualified institutional buyers at the issue price of Rs.2,160 per Equity Share (including a share premium of Rs. 2,158 per Equity Share, aggregating to Rs. 27,74,99,99,520 (Rupees Two Thousand Seven Hundred and Seventy Four Crore Ninety Nine Lakhs Ninety Nine Thousand Five Hundred and Twenty only); and

II.	With respect to the ADR Offering:

a.

the Committee at its meeting held today i.e. August 2, 2018, has approved the issue and allotment of5,25,00,000 Equity Shares underlying the 1,75,00,000 ADRs to JP Morgan Chase Bank NA as Depository pursuant to the ADR Offering.

Pursuant to the QIP and the ADR Offering the paid up Equity Share capital of the Bank stands increased to Rs. 5,41,72,03,812 consisting of 2,70,86,01,906 Equity Shares. The shareholding pattern of the Bank, before and after the QIP and ADR Offering, will be submitted along with the listing application in the format specified in Regulation 31 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

We had informed you by our letter dated July 30, 2018, that pursuant to the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 and the Share Dealing Code of the Bank, the trading window for dealing in the securities of the Bank was closed for the purpose of the QIP and ADR Offering, with effect from close of market hours on July 30, 2018 up to August 15, 2018. In light of the aforementioned allotments pursuant to the QIP and ADR Offering being made, we wish to inform you that the trading window for dealing in the securities of the Bank, shall open on August 6, 2018, under the Bank’s Share Dealing Code.

We request you to take the above on record and the same be treated as compliance under Regulation 30 and other applicable regulations under the SEBI Listing Regulations.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice-President (Legal) & Company Secretary